Sub-Item 77L: Changes in Accounting Principles and Practices

Changes in Method of Accounting For Bond Premium and Discount Amortization

Effective November 1, 2004, the Fund began amortizing discounts and premiums on all debt securities. Prior to November 1, 2004, the Fund amortized discounts on original issue discount debt securities. The new method of amortization was adopted in accordance with the provisions of the AICPA Audit and Accounting Guide, Audits of Investment Companies and the financial highlights and statement of changes in net assets presented in the April 30, 2005 semi-annual reports to shareholders have been restated to reflect the new method retroactive to November 1, 2001.

The effect of this accounting change is included in the financial highlights for the years ended October 31, 2002, 2003 and 2004, and in the statement of changes in net assets for the year ended October 31, 2004. The cumulative effect of this accounting change had no impact on the total net assets of the Fund or on distributions for tax purposes, but resulted in a $103,986 increase in the cost of securities held and a corresponding $103,986 reduction in the net unrealized gains based on the securities held on November 1, 2001. The impact of this change during the six months ended April 30, 2005 was to reduce net investment income by $41,542, increase unrealized losses by $73,950 and increase realized gains by $115,492. These changes had no effect on previously reported total net assets or total returns.